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July 17, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Industrial Applications and Services
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Alan Campbell

Joshua Gorsky

Mary Mast

Sasha Parikh

Re:	ODDITY Tech Ltd. Amendment No. 2 to Registration Statement on Form F-1

Filed July 17, 2023

File No. 333-272890

Ladies and Gentlemen:

On behalf of our client, ODDITY Tech Ltd. (the “Company”), we are submitting this letter in response to the oral comment received from the staff of the Securities and Exchange Commission (the “Staff”) on July 17, 2023 regarding the Company’s Amendment No. 2 to Registration Statement on Form F-1, as filed with the Staff on July 17, 2023, and the revised preliminary price range reflected therein (the “Preliminary Price Range”). This letter supplements the Company’s prior letter, dated June 28, 2023, setting forth information regarding the estimated price range for the Company’s Class A ordinary shares to be sold in its proposed initial public offering (the “IPO”).

The Company continues to believe that the fair value determined by its Board of Directors for the ordinary shares underlying the Company’s equity awards granted in June 2023 is appropriate and demonstrates the diligent efforts of the Board of Directors to consider all relevant factors in determining fair value of the Company’s ordinary shares at such grant date. The estimated fair value of the Company’s ordinary shares at such date was based on a contemporaneous third-party valuation and arms-length secondary transactions in the Company’s ordinary shares and remains within a 20% range of the midpoint of the Preliminary Price Range.

July 17, 2023

The Company respectfully submits that the following primary factors account for the increase of the Preliminary Price Range over the June 22, 2023 estimated fair value:

•	Market Performance. An overall improvement in the capital markets as reflected by the performance of the S&P 500, which is up 3.3% since June 22, 2023, with small cap companies outperforming the broader market over that same period (up 5.3%, based on S&P SmallCap 600). In addition, publicly traded peers in the beauty industry have traded up approximately 4% and select high growth consumer and direct-to-consumer peers have traded up approximately 6%, resulting in an increase greater than the S&P for the same time period. Further, the June CPI was reported on July 12, 2023, which was generally viewed favorably by the market, indicating softening inflation and sparking optimism from investors. Lastly, while the first half of 2023 continued to lag in terms of IPO activity, a number of operating companies have recently entered the public markets with relatively positive market reception.

•	Investor Engagement and Demand. The Company commenced its IPO roadshow on July 10, 2023 and has seen very strong investor demand with significant engagement, particularly with limited other issuances in the market.

•	Feedback on Valuation. The Company has received additional feedback on valuation from investors throughout its IPO roadshow, reflecting the increase in risk appetite and lowering of the expected valuation discount to beauty peers given market dynamics. Further, the Company reported strong preliminary results for the six months ended June 30, 2023, which investors have viewed positively.

Valuation will always be a function of the performance of the Company and secular trends in valuation. The combination of favorable trends in macroeconomic measures, such as the CPI, the favorable trading dynamics of very recent listings, and the Company’s own recent performance (as illustrated by the Company’s second quarter results) is resulting in increased demand and interest in investment. Each of the above factors are difficult to project at any point in time given they are largely market-dependent and require real-time feedback, which has been reflected in the Company’s Preliminary Price Range (the midpoint of which represents less than a 20% increase from the fair value of the last equity grant).

* * *

July 17, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1320 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc Jaffe

Marc Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)

Oran Holtzman, Chief Executive Officer, ODDITY Tech Ltd.

Lindsay Drucker Mann, Chief Financial Officer, ODDITY Tech Ltd.

Jonathan Truppman, Esq., Chief Legal Officer, ODDITY Tech Ltd.

Ian Schuman, Esq., Latham & Watkins LLP

Alison Haggerty, Esq., Latham & Watkins LLP

Michael Kaplan, Esq., Davis Polk & Wardwell LLP

Roshni Banker Cariello, Esq., Davis Polk & Wardwell LLP